

Wedbush Securities Inc.

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

(SEC Identification No. 8-12987)
June 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedbush Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Wilshire Boulevard
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E. Billings (213) 688-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 S Figueroa St.	Los Angeles	California	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Gary L. Wedbush and Daniel E. Billings, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Securities Inc., as of June 30, 2020, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

Co-President
_____
Title

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public ***

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

****Based upon the Commission staff statement "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" (June 18, 2020) and difficulties arising from COVID-19, Wedbush Securities Inc. is making this filing without a notarization.*

Wedbush Securities Inc.
Table of Contents
For the Year Ended June 30, 2020



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Wedbush Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wedbush Securities Inc. (the "Company") as of June 30, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

August 31, 2020

Wedbush Securities Inc.
Statement of Financial Condition
As of June 30, 2020

(In thousands, except share data)		
Assets		
Cash and cash equivalents	$	43,278
Cash and securities segregated for the benefit of clients		2,451,055
Receivables		
Brokers, dealers and clearing organizations		331,985
Clients, net		525,459
Other		30,663
Collateralized agreements		
Securities borrowed		2,206,072
Securities purchased under agreements to resell		941,513
Financial instruments owned, at fair value, including securities pledged of $5,147		52,894
Other assets		78,725
Total assets	**$**	**6,661,644**
Liabilities and shareholder's equity		
Short-term financing	$	123,375
Payables		
Brokers, dealers and clearing organizations		45,371
Clients		3,380,617
Collateralized financing		
Securities loaned		1,762,839
Securities sold under repurchase agreements		925,596
Financial instruments sold, not yet purchased, at fair value		7,096
Other liabilities		122,982
Total liabilities		**6,367,876**
Shareholder's equity		
Common shares, $0.10 stated value; authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700
Investment in Wedbush Capital shares		(2,985)
Additional paid-in capital		14,583
Retained earnings		281,470
Total shareholder's equity		**293,768**
Total liabilities and shareholder's equity	**$**	**6,661,644**

See accompanying notes to statement of financial condition

Wedbush Securities Inc.
Notes to Statement of Financial Condition
June 30, 2020

(1) Organization

Wedbush Securities Inc. (the Company) is an investment firm headquartered in Los Angeles, California, that provides brokerage, clearing, investment banking, equity research, public finance, fixed income, futures and commodities, sales and trading, and asset management services to individual and institutional clients predominately located in the United States of America. The Company is dually registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a clearing member of the New York Stock Exchange and Chicago Mercantile Exchange, as well as other stock and commodity exchanges. The Company is also a registered investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority. The Company's direct parent and sole stockholder is Wedbush Financial Services, LLC (WFS). WFS is a Delaware limited liability company established on October 18, 2019. WFS is wholly owned by Wedbush Capital (WedCap). The Company was wholly owned by WedCap until December 31, 2019. Ownership of the Company was transferred to WFS on January 1, 2020.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could differ materially from these estimates.

On March 11, 2020, the World Health Organization designated the spread of coronavirus (COVID-19) as a pandemic. As of the date of the Statement of Financial Condition, COVID-19 has had a significant impact on global and U.S. financial markets, and the Company continues to monitor its effects on the overall economy and its operations. In response to the COVID-19 pandemic, the Company is enhancing its policies, procedures and operations to protect the integrity and continuity of its business and the health and safety of employees. Senior management is continuously monitoring the situation and has taken measures to restrict non-essential business travel.

(c) Fair Value

The Company accounts for its financial instruments at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements* (ASC 820). The Company's financial instruments owned and financial instruments sold, not yet purchased are carried at fair value and recorded on a trade-date basis. All other financial assets and liabilities have a carrying value that

approximates fair value. These financial instruments are short term in nature, bear interest at current market rates or are subject to repricing.

(d)   *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of on demand deposits and highly liquid investments with original maturities of 90 days or less at the date of origination. Cash and cash equivalents include $1.8 million in a restricted account. Cash on deposit with financial institutions, may, at times, exceed federal insurance limits.

(e)   *Cash and Securities Segregated for the Benefit of Clients*

Cash and securities segregated for the benefit of clients consist of cash, cash equivalents, and securities segregated under the Commodity Exchange Act (CEA) and in special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of broker dealers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

(f)   *Collateralized Agreements and Financings*

Collateralized agreements consist of securities borrowed and securities purchased under agreements to resell (resale agreements). Collateralized financings consist of securities loaned and securities sold under agreements to repurchase (repurchase agreements). Where the requirements of ASC 210-20, *Balance Sheet Offsetting* (ASC 210-20), are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received, plus accrued interest. Contract values approximate fair value as they are subject to daily repricing. If recorded at fair value under ASC 820, Securities borrowed and securities loaned would be reported within either Level 1 or Level 2. Collateral in the form of cash is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. The cash collateral is adjusted daily to reflect changes in the current value of the underlying securities.

Resale and Repurchase Agreements

Resale and repurchase agreements are recorded at their contracted amounts. Contract values approximate fair value as they are subject to daily repricing. If recorded at fair value under ASC 820, Resale and repurchase agreements would be reported within either Level 1 or Level 2. Resale agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased plus accrued coupon is generally in excess of the cash received or provided. The Company monitors the fair value of resale and repurchase agreements on a daily basis, with additional cash or securities obtained or posted as necessary.

(g) Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due or held on cash and margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. Collateral is required to be maintained at specified minimum levels at all times. The collateral is not reflected in the Statement of Financial Condition.

The Company establishes an allowance for credit losses against receivables when collectability is not reasonably assured. Factors considered by management in determining the amount of the allowance include past experience, degree of concentration and quality of collateral. Receivables are presented net of allowance. The allowance as of June 30, 2020 was $0.9 million.

(h) Exchange Memberships

The Company's exchange memberships, which provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments at June 30, 2020. Exchange memberships are included in Other assets in the Statement of Financial Condition.

(i) Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Right-of-use (ROU) assets represent the Company's right to use the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities for leases with a lease term greater than 12 months are included in Other assets and Other liabilities, respectively, on the Statement of Financial Condition.

The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate (IBR) based on the information available at commencement date to calculate the present value of lease payments. It approximates the rate of interest on a collateralized borrowing over a similar term an amount equal to the lease payments in a similar economic environment.

The Company elected the package of practical expedients for leases that commenced before the adoption date permitting the Company not to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) the lease classification for any expired or existing leases; and (iii) whether initial direct costs for any expired or existing leases qualify for capitalization.

(j) Revenue Recognition

Commissions and other fees revenues and related expenses are recorded on a trade-date basis as transactions occur and primarily include commissions earned from wealth management, correspondent and institutional clients.

Under clearing agreements, the Company clears trades for clients and retains a portion of the commission for its services. Commissions and remittal to the client are recorded on a net basis.

The Company recognizes interest income on an accrual basis.

Revenues from investment banking are recognized when the services related to the underlying transaction are completed under the terms of the engagement. Underwriting revenues are presented gross of related expenses.

Asset management fees are recognized monthly as earned and are based on the value of the assets in the clients' account balance at the end of the prior quarter.

Securities services revenues include correspondent trading and equity research fees. Additionally, securities services include per account fees such as revenues from fee-based accounts and IRA fees, which are recognized into income as earned over the term of the contract.

The Company's financial instruments are carried at fair value and recorded on a trade-date basis.

Additional information regarding revenue recognition is included in Note 8 "Revenue from Contracts with Customers."

(k) *Income Taxes*

The Company computes tax provisions in accordance with ASC 740, *Income Taxes* (ASC 740), on a separate return method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Sustainable income tax positions are measured to determine the amount of benefit to be recognized in the Statement of Financial Condition based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

(l) *Foreign Currency Translation*

Assets and liabilities denominated in non-U.S. dollar currencies are translated at exchange rates at the end of a period.

(m) *Recent Accounting Developments*

Leases

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02*, Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing

lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term.

The Company adopted ASU No. 2016-02 as of July 1, 2019 using the modified retrospective approach. Upon adoption, the Company recognized a ROU asset of $27.7 million and a lease liability of $32.4 million. The amounts were based on the present value of the expected remaining operating lease payments. Further disclosures on leases are included in Note 9 "Leases."

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the impact this ASU will have on its Statement of Financial Condition but does not expect a material impact.

Fair Value Measurement Disclosure Framework

In August, 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*, which changes the fair value measurement disclosure requirements of ASC 820. The ASU modifies the disclosure objective paragraphs of ASC 820 to eliminate (1) "at a minimum" from the phrase "an entity shall disclose at a minimum" and (2) other similar "open-ended" disclosure requirements to promote the appropriate exercise of discretion by entities.

The objective of the disclosure requirements is to provide users of the financial statement with information about assets and liabilities measured at fair value in the statement of financial condition or disclosed in the notes to the financial statement pertaining to: (1) The valuation techniques and inputs that a reporting entity uses to arrive at its measures of fair value, including judgments and assumptions that the entity makes; (2) the uncertainty in the fair value measurements as of the reporting date; (3) how changes in fair value measurements affect an entity's performance and cash flows. The ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. The Company is evaluating the impact this ASU will have on its Statement of Financial Condition.

(3)   Cash and Securities Segregated for the Benefit of Clients

The following is a disaggregation of Cash and securities segregated for the benefit of clients as of June 30, 2020 (in thousands):

Cash and cash equivalents	$	1,798,331
Financial instruments owned		652,724
Total cash and securities segregated for the benefit of clients	**$**	**2,451,055**

At June 30, 2020, assets segregated or held in separate accounts under Commodity Exchange Act regulations are as follows (in thousands):

Cash and cash equivalents	$	317,400
Deposits with clearing organizations		626,676
Total assets segregated or held in separate accounts under CEA	**$**	**944,076**

Balances in the table above are included in Receivables from brokers, dealers and clearing organizations or Cash and securities segregated for the benefit of clients in the Statement of Financial Condition.

(4)   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and clearing activities and consist of the following as of June 30, 2020 (in thousands):

Securities failed to deliver	$	57,314
Amounts due from brokers, dealers and clearing organizations		201,707
Deposits with clearing organizations		72,964
Total receivables from brokers, dealers and clearing organizations	**$**	**331,985**

Securities failed to receive	$	28,971
Amount due to brokers, dealers and clearing organizations		13,282
Trade date settlement payable, net		3,118
Total payables to brokers, dealers and clearing organizations	**$**	**45,371**

Securities failed to deliver and failed to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

(5)   Collateralized Agreements and Financing

The Company enters into collateralized agreements and financing transactions in order to, among other things, finance client activities, acquire securities to cover short positions and finance certain of the Company's assets. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments as collateral for repurchase agreements, securities lending transactions, to meet margin requirements at clearing organizations or to facilitate short sales of clients and the Company.

At June 30, 2020, the approximate value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with resale agreements and securities borrowed, that the Company was permitted to sell or repledge was $4.0 billion.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional cash or securities obtained or posted as collateral as necessary.

Additionally, the Company, where appropriate, enters into master netting agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on collateralized agreements and financing as of June 30, 2020 (in thousands):

	Contract Value	Fair Value
Collateralized agreements		
Securities borrowed	$ 2,206,072	$ 2,137,935
Securities purchased under agreements to resell	$ 941,513	$ 942,038
Collateralized financing		
Securities loaned	$ 1,762,839	$ 1,672,104
Securities sold under repurchase agreements	$ 925,596	$ 926,874

The following tables present the carrying value of collateralized financings by class of collateral pledged and remaining contractual maturity as of June 30, 2020 (in thousands):

	Repurchase agreements	Securities loaned
U.S. government and agency securities	$ 925,596	$ -
Municipal securities	-	30,690
Corporate debt securities	-	67,399
Equity securities	-	1,664,750
Total	**$ 925,596**	**$ 1,762,839**

	Repurchase agreements	Securities loaned
No stated maturity and overnight	$ 918,096	$ 1,762,839
31 - 90 days	7,500	$ -
Total	**$ 925,596**	**$ 1,762,839**

In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2020 (in thousands):

	Gross Amount	Amounts Offset in the Statement of Financial Condition (a)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (b)	Net Amount (c)
Collateralized agreements					
Securities borrowed	$ 2,206,072	$ -	$ 2,206,072	$ 2,137,935	$ 68,138
Securities purchased under agreements to resell	$ 1,808,847	$ 867,334	$ 941,513	$ 941,513	$ -
Collateralized financing					
Securities loaned	$ 1,762,839	$ -	$ 1,762,839	$ 1,672,104	$ 90,734
Securities sold under repurchase agreements	$ 1,792,930	$ 867,334	$ 925,596	$ 925,596	$ -

(a) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC Subtopic 210-20 that the Company did not net.

(b) Securities collateral is reflected at fair value, but has been limited to the net exposure on the Statement of Financial Condition in order to exclude any over-collateralization.

(c) Includes amounts subject to enforceable master netting agreements that have not met the requirements for offsetting in accordance with applicable accounting guidance but are eligible for offsetting to the extent an event of default has occurred.

(6)   Financial Instruments

The Company's financial instruments that are carried at fair value include Financial instruments owned, Securities segregated for the benefit of clients and Financial instruments sold, not yet purchased.

(a)   Fair Value of Financial Instruments

Fair value is defined under ASC 820 as the price that would be received to sell an asset, or would be paid to settle a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financial instruments.

In some instances, an instrument may fall into more than one level of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the

three levels (with Level 3 being the lowest) that is significant to the fair value measurement. The Company's assessment of the significance of an input requires judgment and considers factors specific to the instrument.

(b)   *Valuation Technique*

Financial instruments owned, Financial instruments sold, not yet purchased, and securities segregated that are reported as Level 1 are based on unadjusted quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services or broker quotes, and are reported as Level 2.

Other assets reported as Level 3 are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, such as due diligence reviews, other analytical procedures and earnings-based measures.

During the year ended June 30, 2020, there were no changes to the valuation techniques employed by the Company in determining fair value.

(c) *Detail of Financial Instruments*

The following table presents financial instruments at fair value as of June 30, 2020 (in thousands):

	Level 1	Level 2	Level 3	Balance at June 30, 2020
Assets				
Financial instruments owned				
U.S. government and agency securities	$ -	$ 3,563	$ -	$ 3,563
Municipal securities	-	38,942	-	38,942
Corporate debt securities	-	134	-	134
Equity securities	10,255	-	-	10,255
Total financial instruments owned	$ 10,255	$ 42,639	$ -	$ 52,894
Securities segregated for the benefit of clients				
U.S. government securities	$ 652,724	$ -	$ -	$ 652,724
Total securities segregated for the benefit of clients	$ 652,724	$ -	$ -	$ 652,724
Other assets				
Equity securities	$ -	$ -	$ 10,835	$ 10,835
Total other assets	$ -	$ -	$ 10,835	$ 10,835
Liabilities				
Financial instruments sold, not yet purchased				
U.S. government and agency securities	$ 4,076	$ -	$ -	$ 4,076
Corporate debt securities	-	40	-	40
Equity securities	2,964	-	-	2,964
Derivatives	16	-	-	16
Total financial instruments sold, not yet purchased	$ 7,056	$ 40	$ -	$ 7,096

Included in Financial instruments owned is $5.1 million of securities pledged as collateral to various counterparties.

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no transfers between levels during the year ended June 30, 2020.

The following is a summary of changes in fair value of other assets that have been classified as Level 3 during the year ended June 30, 2020 (in thousands):

	Balance at June 30, 2019	Net Gains/(Losses)	Net Purchases (Sales)	Balance at June 30, 2020
Other assets				
Equity securities	$ -	$ -	$ 10,835	$ 10,835

(d)   *Risks Related to Financial Instruments*

In the normal course of business, the Company is involved in the execution, settlement and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at June 30, 2020, at fair values of the related securities and will incur a loss if the fair values of the related securities increase subsequent to June 30, 2020.

The Company also executes client transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the client's obligations. The Company controls the risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and Company guidelines, and requires additional collateral when necessary. The Company requires a client to deposit additional margin collateral, or reduce positions, if it is determined that the client's activities may be subject to above-normal market risks.

(7)   **Credit Risk**

The Company is engaged in securities and commodity clearing activities in which counterparties primarily include clearing organizations, broker-dealers and futures commission merchants. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty. The Company may require counterparties to submit additional collateral when deemed necessary.

(8)   **Revenues from Contracts with Customers**

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables, primarily investment banking receivables, related to revenues from contracts with customers of $15.1 million and $3.4 million at June 30, 2020 and June 30, 2019, respectively, in Other receivables in the Statement of Financial Condition. The Company had no significant allowance related to these receivables during the year ended June 30, 2020.

(9)   **Leases**

The Company has operating leases mainly related to rental premises with remaining lease terms expiring in the years ranging from 2021 to 2032, exclusive of renewal and termination options. Some of the leases include renewal options and tenant improvement allowances. The Company's measurement of the ROU assets and operating lease liabilities does not include payments associated with those options since it is not reasonably certain that the Company will exercise those options. The lease agreements do not contain material variable lease payments, buyout options, residual value guarantees or restrictive covenants. The Company also has an equipment finance lease expiring in 2022.

The following table provides the amounts of lease assets and liabilities on the Statement of Financial Condition for the year ended June 30, 2020 (in thousands):

Assets		
Operating lease right-of use assets	$	29,547
Finance lease assets		417
Total lease assets	**$**	**29,964**
Liabilities		
Operating lease liabilities	$	34,827
Finance lease liabilities		388
Total lease liabilities	**$**	**35,215**

The following table presents the supplemental cash flow information related to leases for the year ended June 30, 2020 (in thousands):

Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows for operating leases	$	7,327
Financing cash flows for finance leases	$	286

The following table presents maturity of the Company's operating and finance lease liabilities as of June 30, 2020 (in thousands, except for weighted averages):

	Operating Leases	Finance Leases
2021	$ 7,371	$ 227
2022	7,073	170
2023	5,230	-
2024	5,833	-
2025	5,365	-
Thereafter	14,996	-
Total lease payments	$ **45,868**	$ **397**
Less: imputed interest	(11,041)	(9)
Present value of lease liabilities	$ **34,827**	$ **388**
Weighted average remaining lease term (in years)	7.6	1.8
Weighted average discount rate	6.6%	2.6%

(10)   Income Taxes

The Company is included in the filing of WedCap's consolidated tax return for federal tax purposes and in WedCap's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with WedCap. The Company has adopted the modified separate return approach, whereby the Company calculates its corresponding tax amounts in accordance with the current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by WedCap and corresponding consolidated or combined group. The Company believes its adopted modified separate return approach is systematic and rational and has been consistently applied.

The Company had no material unrecognized tax benefits.

WedCap is no longer subject to U.S. federal examinations for the years before June 30, 2016, and, with a few exceptions, to state and local tax examinations for the years before June 30, 2015. The consolidated group is currently under examination by the Internal Revenue Service for the tax years ended June 30, 2017 and June 30, 2018. The examination of tax year ended June 30, 2017 has not resulted in a material adjustment. While the outcome of the examination of tax year ended June 30, 2018 is unknown, the Company does not expect material adjustments to result from this examination.

Included in Other receivables in the Statement of Financial Condition are net income taxes receivable from WedCap of $1.4 million at June 30, 2020.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following as of June 30, 2020 (in thousands):

Deferred tax assets		
Accrued expenses not yet deductible	$	5,121
Deferred rent credit and other		1,247
Amortization of book-tax difference		977
Restricted stock awards		586
State taxes		428
Other		605
Total deferred tax assets	$	**8,964**
Deferred tax liabilities		
Unrealized gains	$	(704)
Depreciation		(41)
Total deferred tax liabilities		**(745)**
Net deferred tax assets	$	**8,219**

The Company has reviewed its deferred tax assets to assess whether a valuation allowance should be established. Net deferred tax assets are included in Other assets in the Statement of Financial Condition. Management believes that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established. Utilization of the deferred tax asset is dependent on generating sufficient taxable income at the Company and WedCap.

(11) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $1.0 million or 2% of aggregate debit balances arising from client transactions.

As an FCM, the Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain adjusted net capital equivalent to 8% of customer and noncustomer risk maintenance margin requirements on all positions. These CFTC regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to WedCap, its affiliates or employees, or otherwise entering into transactions, which would result in a reduction of its total net capital to less than 150% of its required minimum capital.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies, which may have capital requirements that are greater than the applicable self-regulatory organizations.

The Company, as a dually registered broker-dealer and FCM, is required to maintain net capital in excess of the greater of the SEC or CFTC minimum net capital requirements. At June 30, 2020, the Company had net capital of $171.8 million that was 19% of aggregate debit items and $135.7 million in excess of the $36.1 million required minimum net capital at that date.

(12) Short-Term Financing

The Company has the ability, through arrangements with multiple banks, to obtain committed secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $290.0 million secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2020, there were $33.4 million of short-term borrowings outstanding under these secured credit lines at an interest rate of 1.08%. In addition, the Company can borrow on demand up to a maximum of $140.0 million unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2020, there were $90.0 million of short-term borrowings outstanding under these unsecured credit lines at an average interest rate of 3.43%.

The Company also has an uncommitted secured credit line at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2020, there were no short-term borrowings outstanding under this secured credit line.

The loan agreements contain various financial covenants. The Company was in compliance with all such covenants for the year ended June 30, 2020.

(13) Benefit Plan

The Company has a trustee-directed defined contribution retirement plan qualified under Section 401(k) of the Internal Revenue Code that also cover employees of affiliated companies. Employer contributions are based on a percentage of employee compensation. The Company may match all or a portion of employee contributions through employer matching contributions. Annual employer contributions vest on a graduated scale based on completed years of service. At June 30, 2020, employer contributions payable to the plan were $3.1 million and are included in Other liabilities in the Statement of Financial Condition.

(14) Contingencies and Guarantees

(a) Contingencies

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental bodies and self-regulatory organizations regarding its business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits and regulatory investigations. The Company accrues for a settlement when a liability is deemed probable and estimable in Other liabilities in the Statement of Financial Condition.

At the present time, the Company does not expect the ultimate resolution of the matters described above to have a material adverse effect, beyond accrued loss contingencies, on the Company's Statement of Financial Condition.

(b) *Guarantees*

FASB ASC 460, *Guarantees* (ASC 460), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivative contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liabilities in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote and not material to the financial statement.

The Company utilizes Fixed Income Clearing Corporation (FICC) for trade comparison, netting and settlement of fixed income securities. On November 15, 2018, a SEC rule change became effective providing FICC with a committed liquidity resource (CCLF). FICC will use a rule-based approach to allocate CCLF obligations, with those netting members that place a higher liquidity burden on FICC responsible for a larger share of the CCLF. FICC apprises the Company of its share of the maximum funding need for CCLF on a monthly basis.

The Company believes that it is unlikely it will have to be counterparty to potential CCLF repurchase transactions under this agreement and has not recorded any contingent liability in the Statement of Financial Condition for this SEC rule change. As of June 30, 2020, the Company had a current CCLF requirement, from FICC, of $22.3 million.

(15)   Related-Party Transactions

The Company enters into securities transactions and other transactions with related parties. At June 30, 2020, balances with such related parties were included in the Statement of Financial Condition as follows (in thousands):

Assets		
Receivables - Clients	$	29,636
Receivables - Other		11,262
Other assets		7,872
Total assets		**48,770**
Liabilities		
Payables - Clients	$	11,028
Other liabilities		2,902
Total liabilities	$	**13,930**

In the normal course of business, officers, directors, relatives of officers and directors, and affiliates may buy and sell securities through the Company. Receivables from officers, directors and relatives were primarily composed of receivables collateralized by WedCap shares held in their accounts at the Company and are recorded within Receivables from clients, net in the Statement of Financial Condition.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with WedCap as described in Note 10 "Income Taxes." Unsettled amounts for these activities are recorded within Other receivables in the Statement of Financial Condition.

Notes receivable from employees are generally from recruiting activities and are noninterest-bearing. The notes are typically forgiven over a period of three to eight years. Notes receivable from employees are included in Other receivables in the Statement of Financial Condition. Notes receivable from employees totaled $9.5 million, net of reserves of $2.1 million, at June 30, 2020.

The Company remitted $47.0 million of its excess distributable retained earnings as dividends during fiscal year 2020, which included cash dividends of $28.0 million and non-cash dividends of $19.0 million. The non-cash dividends were in the form of related party receivables of $14.0 million and external notes receivable of $5.0 million. Once in receipt of the cash dividend, WedCap paid $17.0 million to the Company to settle intercompany receivables.

On August 10, 2020, the Company remitted $9.3 million of its excess distributable retained earnings to WFS as a non-cash dividend.

On June 1, 2020, the Company purchased a block of marketable securities from WedCap with a purchase price of $5.9 million. The shares are included within Financial instruments owned, at fair value in the Statement of Financial Condition.

In March 2020, the Company issued a $10.0 million principal amount demand note to WedCap due 2021 with an adjustable interest rate set at the published prime rate plus 1.5%. Outstanding note balance as of June 30, 2020 was $7.7 million. The Company received a principal repayment of $2.3 million during fiscal year 2020 leaving the Company with a $7.7 million outstanding balance as of June 30, 2020.

(16) **Subsequent Events**

The Company has evaluated all events subsequent to June 30, 2020, up until the date the Statement of Financial Condition were issued, and, except as disclosed, has determined there were no events or transactions during said period that would require recognition or disclosure in the Statement of Financial Condition.